Exhibit (a)(1)(V)

To:

From:

Subject: Option Exchange Website - Password Reset

Date:

Your temporary password for the Cardinal Health, Inc. Stock Option Exchange Program website has been reset:

New Temporary Password: KKX9YU3QQU

Please log in using your new password at https://cardinalhealth.equitybenefits.com. You will be prompted to create a new password after successful log-in.

If you did not make this request, please contact us immediately at StockOptionExchangeProgram@cardinalhealth.com.